Exhibit 99.2

NEWS RELEASE

Proposed Non Brokered Private Placement Financing

March 21, 2013 - Vancouver, British Columbia, Canada: ALDA Pharmaceuticals Corp. (the

“Company” or “ALDA”) proposes to carry out a non-brokered private placement to raise up to

$800,000 by the issuance of up to 8,000,000 units at a price of $0.10 per unit (the “Units”).

Each Unit will be exchangeable for one common share of the Company and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of 36 months at a price of $0.30 per common share in the first year, $0.40 in the second year and $0.50 in the third year.  The Units cannot be exchanged for shares and warrants during the first year unless the holder either simultaneously exercises or forgoes the warrants.  The warrants will be subject to an accelerated exercise provision in the event that the shares trade more than $0.10 above the exercise price for ten consecutive trading days. Any finder’s fee will be paid by the Company in accordance with the Policies of the TSX Venture Exchange.

Proceeds from the Offering will be used by ALDA for general ongoing corporate and working capital purposes.

The proposed private placement is subject to all regulatory and board approvals.   There is no assurance that the private placement will be completed either in whole or in part.

On behalf of:

ALDA Pharmaceuticals Corp.

Terrance G. Owen, Ph.D., MBA President and CEO owen.terrance@gmail.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.